SICHENZIA ROSS FRIEDMAN FERENCE LLP

ATTORNEYS AT LAW

October 21, 2005

Mail Stop 3561

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention:   Howard Baik

Re:

Great American Family Parks, Inc.

   Registration Statement on Form SB-2

   Filed August 4, 2005

   File Number 333-127199

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of September 2, 2005 relating to the Registration Statement on Form SB-2 of Great American Family Parks, Inc. (“Great American” or the "Company"). On behalf of the Company, we respond as follows:

General

1.

Please refer to a stock report regarding your company dated July 2005 issued by OTC Financial Network and publicly available at www.otcfn.com. The communication focuses on key attributes of the company and its prospects. Among the content of the communication are statements that “GFAM’s goal is to acquire five parks in three years, positioning it to potentially generate $100 million in total revenues by 2008,” “Management anticipates Animal Safari to generate return on investment between l8- 22% by year-end 2005,” and “With a calculated strategy for growth, GFAM represents an exciting investment that capitalizes on a profitable segment of the entertainment industry.” The communication contains a disclaimer indicating that “OTC Financial Network has received fees for services including a monthly retainer fee of five thousand dollars for creation and distribution of materials, including this report.” Please tell us the following:

A)

Identify whether you or any of your affiliates or selling stockholders or their affiliates contributed to the fees paid to OTC Financial Network or had any other arrangement with respect to the communication cited above. In this regard, we note from the communication that the OTC Financial Network is a division of National Financial Communications Corporation. We further note that National Financial Communications Network is a listed selling stockholder in your offering and that page 23 of the prospectus states that you have entered into a Public Relations Consulting Agreement with National Financial Communications Network, Inc.

B)

If, as it appears, you or your affiliates or selling stockholders or their affiliates have a connection with the communication, then specifically cite to us whether each of the statements in the communication, not just the ones highlighted above, is contained in your registration statement.

C)

Also, if as it appears there is a connection with the communication, then please provide us with your analysis of why this information does not constitute publication of information and statements made in advance of a proposed financing that has the effect of arousing public interest in the issuer or its securities in violation of the Securities Act.

Response:

A)

OTC Financial Network, through its parent corporation, National Financial Communication Network, Inc. was engaged by the Company for a period of one year pursuant to a Consulting Agreement dated November 15, 2004 which is contained as an exhibit to the Company’s registration statement.

B)

Please refer to Exhibit A, attached hereto, which contains a comparison of the statements contained in the OTC Financial Network Stock Report to those contained in the Company’s Registration Statement.

C)

The Company closed a private placement offering in June 2005. The July 2005 stock report issued by OTC Financial Network was not made in advance of a proposed financing by the Company because the Company has not engaged in any financing efforts nor planned another financing since closing the June 2005 private placement.  Further, the registration statement does not cover any proposed sale of securities by the Company or any of its officers, directors or controlling persons. Rather, it is solely for an offering by unaffiliated selling shareholders.

2.

We note the disclosure on page 36 that states that First Montauk Securities has “indicated    willingness to act as a selling agent on behalf of the selling shareholders.” Please provide us with your analysis as to whether First Montauk Securities should be considered a statutory underwriter of all the securities in this offering.

Response:

As stated in the Plan of Distribution section of the registration statement, the Selling Stockholders and any broker-dealers or agents that are involved in selling the shares, including First Montauk Securities, may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. First Montauk Securities has indicated a willingness to act as a selling agent on behalf of the selling shareholders. However, as stated in the Plan of Distribution section of the registration statement, First Montauk does not have an underwriting agreement with us and/or the selling shareholders and no selling shareholders are required to execute transactions through First Montauk.

3.

We note that currently there is no established public market for your common stock. As such, it does not appear that your offering provides adequate information about the price at which shares are to be offered. See Item 16 of Schedule A to the Securities Act of 1933. Please revise the prospectus to set a fixed price at which the selling stockholders will offer and sell their shares in the offering. Your plan of distribution may provide that the selling stockholders will sell at a fixed price of $X per share until your shares are quoted on the OTC Bulletin Board, and thereafter, at prevailing market’ prices or privately negotiated prices. Please make corresponding adjustments throughout your prospectus, or advise.

Response:

As indicated in the prospectus, the Company’s common stock is quoted on the Pink Sheets under the symbol GFAM. Item 16 of Schedule A to the Securities Act of 1933 requires that the Company state in the prospectus “the price at which it is proposed that the security shall be offered to the public or the method by which such price is computed and any variation therefrom…” Consistent with this requirement, the Company has stated in the prospectus that “[t]he selling stockholder may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions.” The Company respectfully submits that a listing on the Pink Sheets should be considered to be a listing on an established public market.

Recent Developments, page 6

4.

Please revise this summary disclosure to focus on the key business and financial aspects of the transactions you discuss, rather than a detailed list of their terms, which is more appropriate for the body of the prospectus. The summary is only intended to provide a brief snap shot of the offering. See Instruction to Item 503(a) of Regulation S-B.

Response:

   The Company has revised the Recent Developments section to focus on the key business and financial aspects of the four following transactions: June 2005 Private Placement; Acquisition of the assets of Ron Snider & Associates; September 2004 Private Placement and; Acquisition of Crossroads Convenience Center LLC.

Risk Factors, page 9

5.

Item 503(c) of Regulation S-B states that issuers should not “present risk factors that could apply to any issuer or to any offering.” Some of your risk factors are overly generic and should be revised to discuss how they specifically present risks to you. For instance, we note the following:

•

“Our Historical Financial Statements do not Reflect Our Entire Business,” page 10;

•

“A Downturn in Economic Conditions Could Adversely Affect Our Business,” page 10; and

•

“We Face Strong Competition Prom Numerous Entertainment Alternatives,” page 15.

Response:

The Company has revised the risk factors in the registration statement to discuss how they specifically present risks to the Company.

We May Never Become Profitable nor Continue . . .page 9

6.

Please clarify that your audit opinion contains a paragraph expressing doubt regarding your ability to continue as a going concern.

The above-referenced risk factor has been revised to clarify that the audit opinions contained in the Company’s financial statements each contain a paragraph expressing doubt about the Company’s ability to continue as a going concern.

We Have Limited Operating History….., page 10

7.

Please specify how long you have been operating under your current business plan.

Response:

The Company has revised the above referenced risk factor to specify how long the Company has been operating under its current business plan.

The Market Price of Our Common Stock May Decline….,page 12

8.

Please state the percentage of total common stock represented by the shares underlying the warrants.

Response:

The Company has revised the above referenced risk factor to state the percentage of total common stock represented by the shares underlying the warrants.

Market for Common Equity and Related Stockholder Matters, page 4

9.

It is unclear how you have 3,184 stockholders of record given the few number of private placements performed during the past three years. Please advise.

Response:

The Market for Common Equity and Related Stockholder Matters section in the registration statement has been revised to state that Royal Pacific Resources, Inc., which is the predecessor of Great American Family Parks, Inc., had in excess of 3,000 shareholders when it acquired the assets of Great Western Parks LLC in December of 2003 pursuant to a Share Exchange Agreement that resulted in the Company’s current management assuming control of Royal Pacific Resources and changing the name to Great American Family Parks, Inc.

10.

Please provide the disclosure required by Item 201(a)(2) of Regulation S-B.

Response:

The Company has revised the Market for Common Equity and Related Stockholder Matters section of the registration statement to provide the disclosure required by Item 201(a)(2) of Regulation S-B.

11.

Please delete the equity compensation plan information on the top of page 15. Item 201(d) disclosure is not required in, this document. See instruction 9 to paragraph (d) of Item 201 of Regulation S-B.

Response:

The equity compensation plan information has been deleted from the Company’s registration statement.

12.

The disclosure in note 7 on page 64 states you had a 6-for-1 reverse stock split in December 2003. Although you state that the prices provided in the chart are adjusted to reflect all stock splits, it appears that the data for fiscal 2003 may not have been retroactively adjusted to reflect the reverse stock split. All market prices reported should be adjusted to give retroactive effect to the material change resulting from a reverse stock split. Please revise accordingly if necessary.

Response:

The chart in the Market for Common Equity and Related Stockholder Matters section of the registration statement has been adjusted to give retroactive effect to the material change resulting from the reverse stock split.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 15

13.

As discussed in FR-72, one of the principal objectives of Management’s Discussion and Analysis is to provide a narrative explanation that enables investors to see the company through the eyes of management. Pursuant to those guidelines, please revise your Management’s Discussion and Analysis section to generally focus on the following: material information, identification and disclosure of known trends and uncertainties, and discussion and analysis of both past and prospective financial matters. Additional guidance can be found in Item 303(b) of Regulation S-B.

Response:

The Management’s Discussion and Analysis section of the registration statement has been revised in order to enhance the discussion of the Company’s financial condition.

14.

With regard to the following specific areas of Management’s Discussion and Analysis, please revise your disclosures using these guidelines:

•

Results of Operations — revise to discuss and analyze underlying causes of all material changes. For example, you state on page 16 that revenues increased due to additional purchasers of the products, but you do not discuss any underlying reasons for the increase in revenues, nor the probability that this trend will continue. Also, it would appear that the four new employment agreements entered into on February, 2005 and disclosed under Employment Agreements on page 22 would result in a material change in general & administrative expenses that should be described as a factor that increased expenses in the interim period of fiscal year 2005 as compared to fiscal 2004.

•

Liquidity and Capital Resources — revise to enhance your analysis and explanation of the sources and uses of cash, and material changes in particular items underlying the major captions reported in your financial statements. This section should also address your working capital deficit and ability to continue as a going concern.

•

Critical Accounting Policies - this section is intended to focus on the sensitivity aspects of critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. Please revise accordingly.

Response:

The Management’s Discussion and Analysis section of the registration statement has been revised in accordance with the above guidelines.

Description of Business, page 18

15.

Please describe the development of your business within the last three years.  Specifically, discuss the changes in your business and the transition to your current business plan.

Response:

The Description of Business section of the registration statement has been revised to describe the development of the Company’s business within the last three years and specifically to discuss the changes in the Company’s business and the transition to the Company’s current business plan.

16.

Please expand your disclosure to provide all the information required by Item 101 of Regulation S-B. Your business description should provide investors with information that would be material in understanding your business.

Response:

The Description of Business section of the registration statement has been expanded to provide the information required by Item 101 of Regulation S-B.

Consulting Agreements, page 23

17.

We note consulting agreements with National Financial Communications Network and   Mark Wachs & Associates. Please expand your disclosure to specify the material terms of the agreements.

Response:

The disclosure in the Executive Compensation section of Company’s registration statement has been expanded to specify the material terms of the above referenced consulting agreements.

Selling Stockholders, page 24

18.

Please clarify the disclosure in your prospectus to describe the transactions related to footnotes 4-6 and the circumstances in which the selling shareholders acquired the securities being registered. For instance, you should specify why shares were issued to the selling stockholders pursuant to the acquisition agreement between Great Western Parks LLC and Royal Pacific Resources, Inc. and what services were exchanged for the common stock as indicated in footnote 5.

Response:

The disclosure in the prospectus has been clarified to describe the transactions related to footnotes 4-6 and the circumstances in which the selling shareholders acquired the securities being registered. As described in the prospectus, the selling stockholders consist primarily of investors who participated in the Company’s September 2004 and June 2005 private placements, which account for the majority of the shares being registered in the registration statement. In addition, the registration has been revised to clarify that the shares were issued to the selling stockholders pursuant to the Share Exchange Agreement between Great Western Parks LLC and Royal Pacific Resources, Inc. for the purpose of the Company’s current management acquiring control of Royal Pacific Resources, Inc.

19.

It is unclear why you state your prospectus relates to 30,371,045 shares of common stock when you are registering 29,322,663 shares. Please advise or revise.

Response:

The registration statement and prospectus have been revised such that the total number of shares being registered and to which the prospectus relates is 29,102,663.

20.

Please identify the individuals who have voting or investment control over the shares held by the nonpublic entities named in the table and footnotes. See Interpretation 1.60 of Telephone Interpretation Manual (July 1997) and Interpretation 4S of Regulation S-K section of March 1999 Supplement to Manual.

Response:

The selling stockholder footnotes have been revised to identify the individuals who have voting or investment control over the shares held by the nonpublic entities named in the table and footnotes.

21.

Tell us which selling stockholders, if any, are broker-dealers, and identify them as underwriters.

Response:

First Montauk Securities Corp. is a broker-dealer. As stated in the Plan of Distribution section of the registration statement, First Montauk Securities has indicated a willingness to act as a selling agent on behalf of the selling shareholders. As a result, First Montauk may be deemed to be an “underwriter” within the meaning of the Securities Act in connection with any such sales. However, as stated in the Plan of Distribution section of the registration statement, First Montauk does not have an underwriting agreement with us and/or the selling shareholders and no selling shareholders are required to execute transactions through First Montauk.

22.

For each selling stockholder that is an affiliate of a broker-dealer, disclose if true that:

•

The selling stockholder purchased the shares in the ordinary course of business, and

•

At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute them.

Response:

First Montauk Securities Corp., a broker-dealer that acted as a placement agent in connection with the Company’s September 2004 and June 2005 private placements, is listed as a selling stockholder in the Company’s registration statement. In addition, five (5) selling stockholders in the Company’s registration statement are affiliated with First Montauk. First Montauk and each selling stockholder that is an affiliate of First Montauk received warrants as compensation for placement agent services performed in connection with the Company’s September 2004 and June 2005 private placements. The Company has been advised that, at the time First Montauk and each selling stockholder affiliated with First Montauk received the warrants, there were no agreements or understandings, directly or indirectly, with any person to distribute them.

Plan of Distribution, page 37

23.

We note disclosure indicating that selling stockholders may sell short shares of the company’s common stock. Please discuss the effect of short-selling on your market price.

Response:

The Plan of Distribution has been revised to discuss the effect of short-selling on the Company’s market price.

Forward-Looking Statements, page 40

24.

Please remove your reference to the forward-looking statement safe harbor protection of the Private Securities Litigation Reform Act of 1995, as such safe harbor does not apply to forward-looking statements made in connection with an initial public offering. See Section 27A to the Securities Act of 1933.

Response:

The reference to the forward-looking statement safe harbor protection of the Private Securities Litigation Reform Act of 1995 has been removed from the Forward-Looking Statements section of the Company’s registration statement.

Available Information, page 40

25.

We note that you reference the old address of the Securities and Exchange Commission. Please revise to include our new address at 100 F Street, NE (Washington, DC 20549).

Response:

The Available Information section in the registration statement has been revised to state the Securities and Exchange Commission’s new address.

Financial Statements, page 41

26.

Please consider the financial statement updating requirements of Item 310 of Regulation S-B, on an ongoing basis. In this regard, your amended Form SB-2 should contain updated interim financial statements. In addition, the updated financial statements should contain additional separate footnotes on the completed June 2005 acquisition of the assets of Ron Snider & Associates, Inc. including the Real Estate Purchase agreement with all disclosures required by SFAS 141 (e.g. paragraphs 51-52, etc.) and the June 2005 Private Placement of common stock and common stock purchase warrants.

Response:

The registration statement has been amended to contain the Company’s interim financial statements as of June 30, 2005. The updated interim financial statements contain footnotes on the

June 2005 acquisition of Ron Snider & Associates, including the Real Estate Purchase

Agreement, as well as the June 2005 Private Placement.

27.

We also note your disclosure on page 16, Management’s Discussion and Analysis— Company History, and page 19, Acquisition of Ron Snider & Associates, with respect to the acquisition agreement extension payments. In this regard, amounts paid by an acquirer to extend the closing date of an acquisition can be viewed as a penalty payment for non-timely closing of an acquisition which does not directly relate to the assets acquired and liabilities assumed. Therefore, we believe the $50,000 cash and fair value of the 50,000 shares of common stock extension payments should be treated as an indirect and general expense, not a direct cost, related to the business combination that should be expensed as incurred in the updated financial statements with appropriate disclosure in the notes to those financial statements. Refer to the guidance in paragraph 24 of SFAS 141. Please revise and advise accordingly.

Response:

The Company’s revised financial statements treat the acquisition agreement extension payments as an expense. An explanation has been included in Note 11 to the financial statements.

Significant Transaction with Related Parties, page 51

28.

The updated interim financial statements should contain disclosures in the Related Party or Commitment footnote describing the February 2005 employment agreements and consulting agreement discussed under Executive Compensation on pages 24-25. The disclosures should also contain the minimum payments required over the three-year agreement periods. Please revise accordingly.

Response:

 The Company’s updated interim financial statements contain disclosures regarding the

February 2005 employment agreements and the minimum payments required over the three-year employment agreement periods and; the three consulting agreements discussed in the

Executive Compensation section of the registration statement.

Consolidated Statement of Cash Flows, page 58

29.

Please revise to add supplemental disclosure showing the amount of interest and taxes, if any, paid during each period shown, in accordance with SFAS 95. Accordingly, please make this revision for all subsequent periods shown.

Response:

The Consolidated Statement of Cash Flows has been revised to include interest paid during each period shown.

Revenue Recognition, page 59

30.

Please tell us supplementally, and expand your revenue recognition disclosure in the notes to the financial statements, to include a discussion of your major sources of revenue and the revenue recognition policy associated with each, in accordance with the guidelines in SAD 104.

Response:

The Company’s major source of income consists of cash sales generated by a convenience store complex(including a gas station) and theme park. The Company recognizes revenue upon receipt of cash from the sale of a product or service. The Company has expanded the revenue recognition disclosure in the notes to the financial statements to include a discussion of the major sources of revenue and the revenue recognition policy associated with each.

Note 3. Recognized Advance Loan Fee, page 61

31.

We note your disclosure that collateral to secure the debt included a second deed of trust on real property owned by a member of CCC. This does not appear to meet the definition of an asset, as defined by paragraphs 25-31 of PASB Statement Concept No. 6 Furthermore, we note that the collateral provided for a reduction of the interest rate that would have been otherwise incurred on the loan. It appears this should be viewed analogous to the guidance in Topic 5T, Staff Accounting Bulletin No. 79, whereby the shareholder, a member of CCC, is effectively paying an expense, through the reduction in interest cost, on be half of the company. In this regard, the amount or value of the collateral would be reflected as a discount to the debt, rather than an asset, in the financial statements with the discount amortized to interest expense over the life of the debt on the interest method. Therefore, please reclassify the amount as a discount to the debt, with the expense reflected as additional interest expense in the consolidated statement of operations. The notes to the financial statements should also be revised to describe the accounting treatment thereof. Please revise accordingly.

Response:

The loan fees, net of amortization, have been deleted from the Company’s balance sheet. However, the Company will continue to recognize and amortize, as an interest expense, the value of the contingent debt on the CCC member’s property, with an offsetting entry to capital. The notes to the financial statements have been revised accordingly.

Note 10. Going Concern, page 65

32.

We note your discussion of your ability to continue as a going concern, including your statement that the company will be able to operate for the coming year without additional funding. It is not clear from your disclosure how your current assets and expected cash flows from operating activities for each year will be sufficient to meet your current obligations. Please tell us, and expand your disclosure to clarify, taking into account your current working capital deficit. Your discussion should specifically address your plans to meet your upcoming debt obligations. Further, please discuss the consequences to your business if, for whatever reason, you fail to repay or refinance these debts as they come due. In addition, please consider the guidance in Section 607.02 of the Codification of Financial Reporting Releases (i.e. FRR-16) on other disclosures, such as Management’s Discussion and Analysis, concerning the viable plans to overcome the difficulties because of the doubt about the company’s continued existence.

Response:

The Company and its subsidiaries have a negative current working capital which indicates an inability to operate for the coming year. However, the Company’s major source of income is from cash sales, which is expected to provide sufficient cash flow to service its current debt. In the event the Company fails to meet make payments under a loan agreement entered into for the purchase of Wild Animal Safari, the lender has the right to commence a legal action for full payment or repossession after three months of nonpayment by the Company.

The Company will need additional funding to acquire the additional assets contemplated by its acquisition strategy. During the second quarter of 2005, the Company received additional funding from a private placement of its common stock that was used to complete the purchase of the Wild Animal Safari theme park. The Company intends to pursue additional equity and debt financing mechanisms, both public and private, in order to be in a position to take advantage of opportunities to acquire additional theme parks. The Company will be able to operate its divisions for the coming year from the proceeds of cash sales even if the funding necessary to complete its proposed acquisitions fails.

Audited Financial Statements of Great American Family Parks, Inc., pages 67-79

33.

As Item 310(a) of Regulation S-B only requires an audited consolidated balance sheet as of the end of the most recent fiscal year and audited consolidated statements of operations, cash flows and changes in stockholders’ equity for each of the two fiscal years preceding the date of the balance sheet, we suggest you delete the second set of separate consolidated financial statements, currently on pages 67-79, in the amended Form SB-2. In this regard, all audited consolidated financial statements required by Item 310(a), including the most recent fiscal year 2004 and the comparative prior fiscal year 2003, are appropriately contained in the first set of audited consolidated financial statements provided on pages 53-66. Furthermore, the separate consolidated financial statements on pages 67-79 should be deleted as the audit report of the other auditor referencing the fiscal 2002 consolidated financial statements would require such audit report to be furnished, not solely referenced, in the registration~ statement. Please delete accordingly.

Response:

The financial statements that are not required have been deleted from the registration statement.

Wild Animal Safari

Financial Statement for the Three Months Ending March 31, 2005

Compilation Report, page 81

34.

Pursuant to Item 310(b) of Regulation S-B, a compilation report is not appropriate in this document, or in any filings with the Commission because the association of the accountant provides no basis for reliance. Please remove this report, and all references to it on the financial statements, and have the financial statements reviewed by an independent public accountant, as required.

Response:

The financial statements of Ron Snider and Associates, Inc. for the interim three month period ended March 31, 2005 have been reviewed by Gay & Joseph C.P.A. The compilation report has been removed.

35.

Additionally, we note that the financial statements are prepared on the income tax basis. This is not in compliance with GAAP or the instructions to Item 310 of Regulation S-B. Please revise.

Response:

The financial statements of Ron Snider and Associates, Inc. for the interim month period ended March 31, 2005 have been reviewed by Gay & Joseph C.P.A. in compliance with GAAP. The compilation report, which was prepared on the income tax basis, has been removed.

36.

We note that no footnotes are included with the financial statements. In accordance with Item 310(b)(2)(i) of Regulation S-B, please include footnote and other disclosures in the next amendment.

Response:

The financial statements of Ron Snider and Associates, Inc. for the interim three month period ended March 31, 2005 have been reviewed by Gay & Joseph C.P.A.. The reviewed financial statements include footnotes and disclosures.

37.

Also, please ensure that depreciation expense and land lease costs are classified as operating expenses, not other expenses, similar to the treatment in the annual statement of operations.

Response:

The financial statements of Ron Snider and Associates, Inc. for the interim three month period ended March 31, 2005 have been reviewed by Gay & Joseph C.P.A. The reviewed financial statements include depreciation and land lease as an operating expense.

Statement of Income, page 89

38.

The amount of cost of revenues should not solely include the cost of products or goods sold but also include all direct costs incurred in generating the revenues before reporting gross profit as an income performance measure. For example, the salaries and wages, contract labor and temporary help of individuals working at the wild animal park, animal food, utilities, repairs and maintenance, expenses incurred on equipment and vehicles, and the rentals thereof, used in the operation of the park, etc. are examples of costs generally included in cost of revenues. Furthermore, depreciation expense and land lease costs should also be included in cost of revenues or disclosed in the alternative manner as set forth in the guidance in Topic 1lB of the Staff Accounting Bulletins. Please consider the guidance above and revise the statement of income to conform the reporting of additional items within cost of revenues consistent to the treatment used by the registrant in reporting gross profit as an income measure in its historical financial statements. In addition, the pro forma statements of operations should be revised accordingly to reflect any revisions in the amount of cost of revenues and gross profit.

Response:

The audited financial statements for the year ended December 31, 2004 and the reviewed financial statements for the period ended March 31, 2005 have been revised to include direct costs incurred in generating the revenue in Cost of Sales.  The Schedule of Cost of Sales is attached to each report and details the specific expenses that were reclassified from operating expense to cost of sales.  Depreciation expense is included in cost of sales.

Statement of Retained Earnings, Account Assignments Reports, page 91

39.

The purpose of this financial statement is unclear to us. Please remove it, or provide an explanation as to why you feel that it is necessary.

Response:

Gay & Joseph, PC, the independent registered public accounting firm which reviewed the above-referenced financial statements, has advised the Company that the statement of retained earnings is a normal inclusion on financial statements.

Wild Animal Safari Financial Statements for Fiscal Year 2003, pages 96-106

40.

Similar to our comment on the financial statements for Great American Family Parks, we suggest you delete the second set of separate financial statements for Ron Snider & Associates. In this regard, the first set of separate financial statements on pages 87-95 would include the most recent fiscal year 2004 with the comparative prior fiscal year 2003 financial information side-by-side in the historical financial statements and notes thereto. With respect to the independent auditor’s report, the auditor, Gay & Joseph, C.P.A.., P.C., would cover both fiscal years in the same auditor report similar to the report furnished on page 54 by your independent auditor, Madsen & Associates, CPA’s Inc. We also refer you to subsequent comment 41 whereby we request a revised auditor’s report. Such revision would be made in the one audit report furnished with respect to this comment.

Response:

The Wild Animal Safari Financial Statements for the period ended December 31, 2003 have been deleted except for the required revised report from Gay & Joseph, C.P.A.  P.C.

Note 6 – Reissue of Financial Statements, page 106

41.

We note the disclosure regarding the audit procedures performed by the Independent auditor that enabled them to remove the disclaimer of opinion from their original report for the scope limitation on property and equipment. In this regard, this disclosure should not be provided in the notes to the financial statement as the scope limitation on their original report (i.e. disclaimer of opinion) pertains to the auditor and its report. Therefore, as the discussion of the audit scope is the responsibility of the auditor, the disclosure should be set forth directly in the independent auditors report in an explanatory paragraph between the second and third paragraphs similar to the guidance provided in paragraph 69 of Section 508 of Statement of Auditing Standards No. 58. The revised auditor’s report should include the disclosures noted in paragraph 69 and the report should be dated June 10, 2005, not dual-dated with a reference to a note with a different date. Please revise the audit report and delete note 6 from the financial statements accordingly.

Response:

The above-referenced audit report has been revised and note 6 has been deleted.

Great American Family Parks Inc. and Subsidiary, page 107

42.

Please consider adding an introductory paragraph to briefly explain the transaction, the entities involved and the periods for which the pro forma information is presented.

Response:

An introductory paragraph has been added.

Combined Pro-Forma Balance Sheets, page 108

43.

In accordance with Item 310(d) of Regulation S-B, the pro forma balance sheet should be presented as of the most recent balance sheet date. However, as the amended Form SB-2 will require updated historical financial statements through June 2005, which will encompass the completion date of the acquisition, a pro forma balance sheet will no longer be required. Please delete the pro forma balance sheet and financial information on page 9 for this data.

Response:

The above-referenced pro-forma balance sheet has been deleted on page 108 and on page 9.

Pro-Forma Statements of Operations For the Year Ended December 31, 2004, page 109

Pro-Forma Statements of Operations For the Three Months Ended March 31. 2005, page 110

44.

In connection with the updating of the historical financial statements, please update the pro forma statement of operations for the six months ended June 30, 2005 and delete the pro forma statement of operations for the three months ended March 31, 2005, accordingly.

Response:

The pro forma statement of operations has been updated as required.

45.

The financial statements for GAFP and CCC should be combined, so that they are in agreement with the financial statements presented elsewhere in the document. Please revise.

Response:

The Company has chosen to separate GAFP and CCC in the pro-forma statements of operations so as to more effectively and accurately present the operating results for each division. GAFP is the administrative division that serves CCC and the Wild Animal Safari theme park.

46.

Please revise to include pro forma earnings per share data, and explanations for all adjustments.

Response:

The pro forma financial statements have been revised to include pro-forma earnings per share data and explanations for the adjustments.

47.

The adjustments in the pro forma statements of operations should be labeled and individually cross-referenced to notes that clearly explain the assumptions and nature of the adjustments. In addition, please disclose computations of such adjustments where applicable. For example, the amount of adjustments to interest expense or depreciation expense may be readily computable based on the amount of debt incurred and the applicable interest rate as well as the increase in property and equipment from the allocation of the purchase price with the estimated useful life of the assets, respectively. Please revise accordingly.

Response:

The notes to the adjustments in the pro-forma statements of operations have been expanded.

48.

The pro forma statement of operations should reflect the tax effects from combining the operations of the registrant and acquired company. Although the registrant had net losses and the acquired company previously did not report income taxes as a Subchapter S corporation, the combined entity reflects pro forma income and will be a corporation subject to income taxes. Generally, the tax effects are calculated with reference to the statutory rate in effect during the periods presented. If income taxes are not calculated on that basis for other appropriate reasons, please provide explanation in the notes to the pro forma statements.

Response:

A deferred income tax asset provision has not been provided for because of a net operating loss carryover and a continued net operating loss is anticipated for the near future.

Exhibit 5.1

49.

Please revise your legal opinion to reference the file number of the registration statement.

Response:

The above-referenced legal opinion has been revised to reference the file number of the registration statement.

Exhibit 23

50.

Please provide currently dated consents from the independent accountants in any amendments.

Response:

The Company’s amended registration statement contains currently dated consents from the independent accountants.

Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700. Thank you.

Very Truly Yours,

/s/ Richard A. Friedman

Richard A. Friedman

EXHIBIT A

The following chart, organized by subject matter, compares the statements contained in the OTC Financial Network Stock Report to those contained in the Company’s Registration Statement.

As requested by Comment No. 1, we have cited specifically as to whether each of the statements in the OTC Stock Report is contained in the Company’s registration statement. In addition, we have identified instances where the registration statement contains language that is similar, but not identical to, the statements contained in the OTC Stock Report.

Finally, every attempt has been made to identify those statements in the OTC Stock Report that are not contained in the registration statement, and provided information supporting their veracity.

OTC Financial Network Stock Report Statements	Comparison to Registration Statement

“Great American Family Parks, Inc. (OTC: GFAM) is more than an amusement park. GFAM is building a family of multi-themed parks that provide exciting, family-centric recreation nationwide.”

“The Company is focused on acquiring and developing profitable regional theme parks throughout the U.S.”

“With a growth-through-acquisition strategy, GFAM plans to develop a family of parks under a unified brand that benefits from economies of scale and cross-merchandising opportunities.“

“GFAM is pursuing the acquisition of parks in small to medium-sized urban areas, with annual attendance up to one million persons.  These parks may, in many cases, be purchased at a discount, carrying relatively greater upside opportunity as opposed to the potential in larger national and/or international parks.  Middle market themed parks and attractions are ideal targets to benefit from GFAM’s status as a public entity with unified marketing, cross-selling opportunities, operational efficiencies and a centralized management team.“

“By aggregating a series of smaller parks, costs per park dramatically decrease, including the price of high-ticket items, such as roller coasters.  GFAM can rotate new or upgraded rides among its family of parks, bringing variety, excitement and newness to visitors every 2 to 3 years in order to remain competitive and increase attendance. A single attraction’s life cycle can be extended by five or six times when rotated among a family of parks as compared to a stand-alone enterprise.”

The Prospectus Summary and Description of Business section of the registration statement state: “Great American Family Parks is in the business of acquiring, developing and operating regional theme parks. We plan to build a family of parks primarily through acquisitions of small regional privately owned parks.  Our goal is to develop a series of compatible, but distinct entertainment and amusement products including themed amusement parks, associated products, food and beverage, and multimedia offerings.  The implementation of this strategy has begun with themed amusement parks and attractions.  Our business plan is to acquire existing properties.  The intent is to target properties located in and around “middle markets” listed among the 75 to 125 largest Standard Metropolitan Areas in the United States – a “niche market” of medium-sized urban areas.”

As with any Company, Great American Family Parks’ objective is to increase revenues and profits.

As with any Company whose objective is to acquire other companies with similar lines of business, Great American Family Parks’ objective is to increase economies of scale.

“Last month, the Company closed on its first major acquisition, Wild Animal Safari Park in the Atlanta, Georgia SMA.”

“In June 2005, GFAM closed on its first round of financing totaling $3.3 million. The majority of funds were used to acquire the assets of Wild Animal Safari Park, which now operates under the Company’s wholly owned subsidiary Wild Animal Safari, Inc., and for working capital purposes.”

Wild Animal Safari Park generated nearly $900,000 in cash over the last 12 months, and has a 14-year track record of increasing profitability.”

The Recent Developments; Management’s Discussion and Analysis and Results of Operations; and Description of Business sections of the registration statement describe the acquisition of Wild Animal Safari in June of 2005, as well as the private placement that was completed in June 2005, the proceeds of which were used to complete the purchase of Wild Animal Safari.

The registration statement also contains financial statements for Ron Snider & Associates, doing business as Wild Animal Safari, as a separate entity for the three month period ended March 31, 2005 and for the year ended December 31, 2004. In addition, the Financial Statements also contain interim consolidated financial statements of the Company, including Wild Animal Safari, for the period ended June 30, 2005.

The registration statement does not state that Wild Animal Safari has a 14 year track record of increasing profitability. However, the Description of Business section states that Wild Animal Safari “has been profitable on an annual basis since the mid-1990s, experiencing consistent annual growth in attendance and revenues.”

The Park has had positive EBITDA since 1991; has been at or about break even from 1995 through 1999; and has had increasing net income since 2000. Finally, with the exception of 1997 (approximately 6% decline from 1996) and 1998 (approximately 3% decline from 1997), the Park has had increasing revenues in every year since its inception (1989) Overall, the Park’s revenues have increased from $373,027 in 1991 to $1,857,008 in 2004.

In addition, the Company’s due diligence leading up to its purchase of the Wild Animal Safari Park revealed that the Park had generated annual revenue growth since its inception.

“GFAM expects to continue the park’s profitable track record, while executing new potential expansion strategies to consistently increase sales and bottom-line profits. Management anticipates Wild Animal Safari to generate return on investment between 18-22% by year-end 2005.”

The registration statement does not state that Wild Animal Safari will generate a return on investment between 18-22% by year-end 2005. This projection is based on the $4.7 million purchase price of the Wild Animal Safari Park, an independently appraised value of the real property of $3.4 million plus the value of the Park’s 1,700 animals ($300,000), and the Park’s annual EBITDA of $1,000,000.  $1 million EBITDA is 21.3% of $4.7 million, the value of the park and its purchase price.

In addition, the Critical Accounting Policies discussion contained in the Results of Operations for the six months ended June 30, 2005 section of the registration statement states the Company assumes “Revenue and profit growth at Crossroads and Wild Animal Safari will continue.”

“Wild Animal Safari is conveniently located 45 minutes from Atlanta and the busiest airport in North America.  The 200-acre park contains more than 1,500 exotic animals, providing educational and entertaining experiences for its visitors. Visitors ride through the park to observe and feed the free-roaming animals from their own cars or park-owned vehicles.”

“The land’s existing business value is approximately $4.5 million with future revenue growth potential stemming from the 300 contiguous acres to the park owned by GFAM that are available for expansion.”

“Other expansion opportunities under consideration include a 35-acre man-made bass fishing lake and beachfront/water park recreation area; luxury recreational vehicle park; African-themed Yurt Village and other entertainment accommodations.”

The Description of Business section provides a detailed description of the Wild Animal Safari Park’s size, location, features, visitor experience and number of animals.

The registration statement does not state the land’s existing business value. The $4.5 million figure provided in the OTC Stock Report is based on the $4.7 million purchase price of the Wild Animal Safari Park, which was based on the following assigned values:

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Land appraisal: $3,400,000;

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Animals: $300,000;

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EBITDA: $1,000,000.

The registration statement does not specifically describe expansion opportunities under consideration at Wild Animal Safari. However, the Results of Operations for the six months ended June 30, 2005 section of the registration statement states: “If attendance at the park continues to increase, we anticipate significant additional expenditures will be required in the areas of: road improvement, animal management, food service and gift shop expansion. In addition, many of the animal enclosures in the park will require renovation in order to improve their accessibility and appeal to visitors.”

In addition, the Description of Business section states: “Wild Animal Safari’s growth plans are predicated upon…the development of unused acreage surrounding the park. We are currently in the process of developing a master plan for the entire 500 acre property.  This master plan will determine the design, financial commitment, and timetable for the development of the entire property.”

“GFAM has acquired and successfully operates the Crossroad Convenience Center (CCC), a retail complex servicing The Idaho Center (an athletic and entertainment facility), the new Boise State University campus, and surrounding entertainment and commercial facilities.  CCC has significantly increased the Company’s gross receipts each year, generating revenues of $4.6 million and gross profit of $590,000 in 2004.”

The Recent Developments and Description of Business sections of the registration statement describe the acquisition and business of the Crossroads Convenience Center complex.

In addition, the Description of Business  section states, and the Company’s financial statements reflect, that Crossroads has been the Company’s primary business leading up to the acquisition of Wild Animal Safari in June of 2005.

“On a pro-forma basis as a consolidated company, GFAM posted total sales of $6.36 million, earnings before income taxes, depreciation and amortization of $634,000 and net income of $191,000 in 2004.”

Pro-forma consolidated operating results for the Company and its subsidiaries are contained in the Summary Selected Financial Data and Pro forma Financial Data and Financial Statements sections of the registration statement.

“According to Company estimates, GFAM’s goal is to acquire five parks in three years, positioning it to potentially generate $100 million in total revenues by 2008.  As the only public company currently focused on aggregating local and regional entertainment parks, GFAM represents a potential ground floor opportunity to maximize returns.”

The Management’s Discussion and Analysis section of the registration statement states: “it is our belief that we can best achieve growth by acquiring parks in stages. The first stage would entail acquiring parks with under $10 million in revenues until we have achieved $100 million in revenues.  Upon completion of this initial stage of acquisitions, we intend to reassess our position in the industry and determine the next set of goals. Our acquisition strategy will ensure that each acquisition can be readily integrated into our family of parks.  Having observed theme park companies that have grown by using what we consider to be a risky strategy, we intend to base our growth upon the existing assets and operating history of the acquisitions, rather than upon projected results.”

In addition, the Management’s Discussion and Analysis section states that: “It is our belief that our current investigations will produce at least one acquisition of another theme park.”

However, the registration statement does not specifically state how many theme parks the Company intends to acquire.

Over the past 21 months, Great American Family Parks has acquired the following four properties: Crossroads Convenience Center; Wild Animal Safari, also known as Pine Mountain Wild Animal Park; a Noble Roman’s Pizza franchise; and a Tuscano’s Italian Subs franchise. The Company’s track record of acquiring four properties in under two years supports the Company’s stated goal of acquiring five additional properties over the next three years.

“Additionally, the Company closed on two nationally branded food franchises, Noble Roman’s Pizza and Tuscano’s Italian Style Subs, dually owned by Noble Roman’s, to further build-out its existing food services at acquired parks.”

“In the park industry, the highest margins and revenues stem from the sale of concessions when compared to admission ticket sales.  The Company’s recent purchase of two Noble Roman’s branded franchises – Noble Roman’s Pizza and Tuscano’s Italian Style Subs -- will help build out its food services at Wild Animal Safari, and other acquired parks in the future.  In business for 30 years, Noble Roman franchises are popular within entertainment facilities, vacation resorts, casinos, travel plazas, hotels, and restaurants.”

“Noble Roman's and Tuscano’s dual-branded franchises operate in 1,250 franchises in 44 states and worldwide.  Noble Roman’s has been found to beat generic concessions in almost every instance, often outselling previous food stands in the same spot by three-, four- or five-fold. (source: International Association of Amusement Parks & Attractions convention).  The Noble Roman's name provides a valuable asset to build GFAM’s brand equity with the potential to enhance its concessions revenue streams.”

“The park’s food and beverage and merchandise sales are currently below industry average, and offer room for appreciation as GFAM leverages its expertise in concession sales and integrates its recently acquired branded food franchises from Noble Roman’s.”

The Description of Business section of the registration statement describes the Company’s acquisitions of Noble Roman's and Tuscano’s Italian Subs franchises.

In addition, the Results of Operations section states that the Company anticipates expanding the food offerings at the Crossroads Convenience Center and Wild Animal Safari.

The Results of Operations for the six months ended June 30, 2005 section of the registration statement states that the Company’s Wild Animal Safari, Inc. subsidiary generates the following principal revenue streams: ticket sales; animal food sales; gift shop sales and; food and beverage sales to customers.

Since Great American Family Parks assumed operation of the Wild Animal Safari Park and opened the Noble Roman’s and Tuscano’s food franchises at the Park, Wild Animal Safari Park’s per customer revenues have increased by more than $2.00, without any increase in out of park marketing and advertising.

“The past decade has witnessed a period of growth for the U.S. theme park industry. In 2000, more than 450 theme parks attracted 317 million visitors and generated revenues of nearly $10 billion.”

“After industry growth dipped slightly in 2001, amusement parks are now entering a new growth trend as the economy expands, unemployment rates continue to drop, and consumer spending increases.

“According to a recent study by Pricewaterhouse Coopers, global theme park revenues are projected to show a compound annual growth rate (CAGR) of 4.8% over the next five years, reaching $23.3 billion by 2007.  Changing vacation patterns (more vacations of fewer days) makes close in destination parks appeal to a growing number of local residents as an alternative or addition to cross-country and international travel.  Regional parks act as mini-destination resorts, easily accessible day trips, with a variety of entertainment experiences.  Pricewaterhouse Coopers also notes that this dwarfs the movie industry in both total revenues and profits.”

These statements are not included in the registration statement. However, the Company obtained the theme park industry data from the sources described below

The theme park attendance and revenue data was obtained from the International Association of Amusement Parks and Attractions’ website.

The statistics attributed to a recent study by Pricewaterhouse Coopers are set forth in page 54 of the Pricewaterhouse Coopers report entitled: Entertainment and Media Outlook: 2003-2007.

“GFAM focuses on the most recession resistant segment of the theme park industry: smaller, locally operated parks.”

This statement is not included in the registration statement. However, this statement is supported by the Pricewaterhouse Coopers report entitled Entertainment and Media Outlook: 2003-2007. Page 54 of this report states: “Security concerns and diminished international travel will hurt destination theme parks in the United States and other regions, while the SARS epidemic will affect the Asia/Pacific market. Regional parks, however, are more aggressively targeting local tourists, thereby offsetting weakness in the destination market.”

“As its fundamentals strengthen, GFAM plans to apply for listing on a national stock exchange as soon as it is appropriate.  With a calculated strategy for growth, GFAM represents an exciting investment that capitalizes on a profitable segment of the entertainment industry.”

The registration statement does not describe the Company’s plans to apply for a listing on a national stock exchange. However, the Company is quoted on the Pink Sheets. As with any company that is in the business of acquiring other companies, a listing on a national stock exchange represents a desirable financing mechanism for the Company.

“An additional benefit of GFAM’s integrated acquisition strategy is its branding capability to potentially drive multiple revenue streams.  With a centralized brand, its family of parks can offer themed characters, DVD and CD sales, food and beverage labeling, catalog product sales and off-site marketing opportunities, including Internet sales.”

The registration statement does not discuss the Company’s branding strategy. However, the creation of cross-marketing opportunities and multiple revenue streams is one of the Company’s goals, and a goal of any company whose objective is to acquire other companies with similar lines of business.  This follows the successful strategy of other well-known entertainment companies who have demonstrated the advantage of branding and cross-selling of products and services.

“In addition, the Company’s management team leverages contacts within the sporting, live entertainment, tourism and leisure industry to attract corporate sales.”

The Description of Business section states” “Wild Animal Safari’s growth plans are predicated upon… the experience and expertise of GFAM’s management team.”

Professional contacts are one of the advantages of assembling an experienced management.  When Great American Family Parks CFO Dale Van Voorhis was President & CEO of Funtime Parks, 60 percent of Funtime Park’s revenues came from corporate business. Currently, only a small percentage of the Wild Animal Safari Park’s revenues come from corporate business.

“Family-oriented entertainment holding companies such as Great Wolf Resorts, Inc. (NASDAQ: WOLF) and Cedar Fair, L.P. (NYSE: FUN), carry market caps of $607 million and $1.7 billion, respectively.  However, GFAM’s market niche, small to mid-sized regional parks, positions it as the only public company focused on aggregating regional parks.”

The registration statement does not describe other family-oriented holding companies such as Great Wolf Resorts, Inc. (NASDAQ: WOLF) and Cedar Fair, L.P. (NYSE: FUN). However, information regarding these companies is available at the SEC’s website.

In addition, the registration statement does not state that the Company is the only public company focused on aggregating regional parks.  The references to Great Wolf and Cedar Fair were included in order to illustrate the unique market niche that Great American Family Parks is pursuing.

“With one major acquisition completed, and the purchase of higher margin food franchises, GFAM is poised to potentially drive multiple revenue streams from food and beverage concessions, merchandising, multimedia offerings, and new, live attractions across each of its newly acquired parks.”

The Description of Business section describes the Company’s acquisitions of Noble Roman’s and Tuscano’s Italian subs food franchises.

The Results of Operations section states that the Company anticipates expanding the food offerings at the Crossroads Convenience Center and Wild Animal Safari.

The Management’s Discussion and Analysis section of the registration statement states that the Company’s Wild Animal Safari, Inc. subsidiary generates the following principal revenue streams: ticket sales; animal food sales; gift shop sales and; food and beverage sales to customers.

“GFAM has identified 42 small sized parks in an industry ripe for consolidation.”

The registration statement does not contain this statement.

However, the Management’s Discussion and Analysis section of registration statement states: “our business plan is to acquire existing properties with three criteria in mind:

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Properties that have an operating history and are profitable;

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Properties where our management team believes the potential exists to increase profits and operating efficiencies; and

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Properties where there is additional, underutilized land upon which to expand operations.”

The Company has identified 42 theme parks with annual revenues of less than $10,000,000 that meet the above-referenced criteria.

Larry L. Eastland, Ph.D,, Chairman, President & CEO of Great American Family Parks, Inc. - Dr. Eastland is a seasoned entrepreneur having founded several enterprises including Medtex Corp., Crossroads Center and LEA Management Corp., a multi-million dollar research and public affairs company. Mr. Eastland is a specialist in statistical analysis of public markets and socio-demographic trends, and holds a Doctorate in quantitative behavorial research. He is an author, a decorated Marine combat officer, and has served on a number of corporate boards around the world.

Dr. Eastland is distinguished as a former Staff Assistant to the President of the United States, and has worked with four U.S. Presidents, including having served as a member of the President’s District Export Council, U.S. Delegate to the World Tourism Organization in Bulgaria, Director of Operations for the Summit of Industrial Nations, chaired by President Ronald Reagan, and has been a delegate or Presidential representative at every Republican National Convention from 1976 to the present. Dr. Eastland was a founding director for 12 years of the Jesse M. Unruh Institute of Politics and Government at the University of California as well as founding member and co-director of its prestigious Washington Program.

Dale W. Van Voorhis, CPA, President & CEO of GFAM Management Corporation – the parks management arm of Great American Family Parks, Inc. Mr. Van Voorhis founded Funtime Parks and was its President and CEO from 1982-1994. Funtime is a $60 million amusement company with 2.6 million visitors annually. During his tenure at Funtime, Mr. Van Voorhis directed the company’s initial public and secondary offerings, several successful park acquisitions, and led the management buyout of the company in 1987.

Mr. Van Voorhis began his career on the audit staff and management advisory staff for Price Waterhouse & Company, specializing in the installation of cost accounting systems. He earned his MBA from the Wharton School of Finance, University of Pennsylvania and holds a B.S. from Marietta College.

The Management section of the registration statement contains biographies for each of the members of management described in the OTC Stock Report.

The registration statement does not state that the Company plans to recruit additional, top-talent with direct industry experience to manage newly-acquired properties and support its unified park concept. However, as with any company whose objective is to acquire other companies, the Company plans to recruit talented, experienced individuals to operate its businesses.

James R. Meikle, Executive Vice President & COO – Mr. Meikle brings 40 years of experience in the theme park industry, culminating in becoming the Executive Vice President of Funtime Parks, Inc. He is a seasoned operations manager who is experienced in park operations, strategic and long-term planning, capital improvements and expansion and financial management. Mr. Meikle has managed all disciplines involved in the operation of single and multiple parks, and produced eight consecutive years of record revenues and seven years of record net profits as General Manager of Geauga Lake.

GFAM plans to recruit additional, top-talent with direct industry experience to manage newly-acquired properties and support its unified park concept.